

Mail Stop 3030

May 4, 2017

<u>Via E-Mail</u>
Daniel J. Hennessy
Chairman and Chief Executive Officer
Hennessy Capital Acquisition Corp. III
3485 N. Pines Way, Suite 110
Wilson, WY 83014

> **Re: Hennessy Capital Acquisition Corp. III**
> **Draft Registration Statement on Form S-1**
> **Submitted April 7, 2017**
> **CIK No. 0001703038**

Dear Mr. Hennessy:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Prospectus Cover</u>

1.   If the offered warrants are redeemable, please say so clearly throughout your registration statement in each circumstance where you refer to the warrants. See Instruction 1 to Regulation S-K Item 202.

2.   We note your disclosure that you cannot guarantee that your securities will be approved for listing on the NYSE MKT and that you intend to apply for listing on or after the date of the prospectus. Please tell us the purpose of delaying the application until the date of the prospectus, and why you believe it is appropriate to highlight NYSE MKT listing and NYSE MKT rules in your document if you have not applied and been accepted for listing at the time this registration statement becomes effective.

Prospectus Summary, page 1

3. Please ensure that your descriptions of the Hennessy I and Hennessy II transactions are balanced. For example, we note that you have elected to compare implied purchase price multiples of estimated EBITDA. Are there other measures—including audited GAAP measures—that would suggest different conclusions regarding the transactions?

4. Please ensure that an appropriate section of your prospectus describes the benefits received by your control persons from all prior association with entities created to engage in a business combination.

5. Please clarify whether Hennessy II's pre-acquisition affiliates or IPO investors will be eligible to receive the 15 million shares mentioned in the second paragraph on page 3 or whether those shares will dilute their holdings.

Initial Business Combination, page 3

6. Please reconcile your disclosure at the top of page 6 regarding the agreement not to participate in similar entities with your disclosure on page 33 regarding being engaged in similar businesses.

Corporate Information, page 6

7. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Redemption of warrants, page 8

8. We note your disclosure that you may redeem the warrants even if you are unable to register or qualify the underlying securities for sale under all state securities laws. Please clarify whether you may redeem the warrants when a holder may not exercise those warrants.

Founder shares, page 9

9. Please show us your calculations supporting your disclosure regarding the number of public shares needed to vote in favor of a transaction, given your disclosure on page 15 that approval requires only a majority of shares voted.

Manner of conducting redemptions, page 14

10.　Please clarify which requirements that you mention in the first paragraph of page 14 are based on NYSE MKT rules and whether you will follow those requirements if your securities are not listed on or are delisted from the NYSE MKT.

Release of funds in trust account on closing of our initial business combination, page 16

11.　We note your disclosure that all of the funds in the trust account will be released to you upon completion of the business combination, and you will then pay redeeming stockholders. Please provide us your analysis of whether this process increases the risk that those funds would be exposed to claims of creditors or tax authorities, as opposed to a process by which the trustee would release the funds due to the redeeming stockholders directly to those stockholders. In this regard, we note your disclosure in the second bullet point on page 12 that the loans will have a claim on the proceeds held in trust when the proceeds are released to you upon completion of a business combination.

Redemption of public shares and distribution and liquidation…, page 17

12.　Please reconcile your disclosures, such as on pages 17, 23, 37 and 67, that the 24-month limit is merely an agreement among the named parties, with your disclosure in your Redemption Rights section starting at the top of page 16 suggesting that an extension of the 24-month period requires a shareholder-approved amendment to your certificate of incorporation.

Risk Factors, page 21

13.　We note your disclosure beginning on page 101 regarding what the tax consequences "should" be, your disclosure on page 102 that the tax treatment "is not entirely clear" and that a tax consequence is "unclear," and your disclosure on page 103 regarding tax consequences of a cashless exercise that are "not clear under current tax law." Please add a risk factor to explain the tax uncertainties that investors will encounter as a result of investing in this offering, and highlight those tax uncertainties in your prospectus summary. Also ensure that an appropriate section of your document addresses the material alternatives to any disclosed tax consequences that are subject to uncertainty. For example, what is the tax implication if dividends are not "qualified dividends" or if the separation of the common stock and warrant comprising the unit is a taxable event?

14.　Please tell us whether there is a material risk that courts would find the 100% approval requirement mentioned on page 16 unenforceable.

If third parties bring claims against us…, page 26

15.   Please directly identify your product or service providers who you know have not or will not provide a waiver. For example, will the underwriters, your auditor, your escrow and transfer agent, and your directors and officers provide a waiver?

16.   Given the risks that you mention in this risk factor, please tell us why it is appropriate to suggest that $10.00 per share is the amount that public stockholders may receive from the trust like on pages 25, 26, 28, 30, 31, and 37.

We may issue additional common or preferred shares…, page 31

17.   We note the mitigating language in the sentence including clauses (i) and (ii) of this risk factor. If those restrictions may be eliminated, please revise the mitigating language to clarify. In this regard, we note the disclosure in the first risk factor on page 37.

The provisions of our amended and restated certificate of incorporation…, page 37

18.   If you can amend your charter to permit you to withdraw funds from the trust account such that the per share amount investors will receive upon any redemption or liquidation is substantially reduced or eliminated, please say so prominently and clearly and highlight the issue in your prospectus summary. Also, if public stockholders will not have an opportunity to have their shares redeemed in connection with such an amendment, please ensure that fact is clear from the context of the disclosure that this comment seeks.

19.   In an appropriate risk factor, please clearly identify the extent of the disclosed pre-business combination activity that is not governed by your charter and may be revised without the consent of your shareholders. For example, we note your disclosure on page 31 regarding an independent opinion regarding the fairness of any affiliate acquisition, on page 34 regarding not incurring indebtedness without a waiver, and on page 36 regarding the percentage of the target security that you will acquire. We note also the agreements mentioned in the last paragraph on page 10.

20.   If you can issue additional securities that can vote on the charter amendments, please say so clearly and directly in this risk factor.

Our sponsor paid…, page 38

21.   Please show us your calculations supporting the 9.39% disclosed in this section.

Status as a Public Company, page 60

22.   Please balance your disclosure here to address any material reasons that your structure would not be attractive to a business combination partner relative to "the traditional initial public offering." For example, does the risk of potential unknown liabilities, whether related to your securities transactions or otherwise, materially affect a target's analyses?

Redemption of public shares and liquidation if no initial business combination, page 67

23.   Please clarify whether you would proceed with the amendment if the number of stockholders seeking redemption would exceed the amount mentioned in the penultimate sentence of the third paragraph in this section.

24.   We note your disclosure in the second paragraph on page 69 regarding unlawful redemption distributions. Please clarify why the distribution could be "deemed to be unlawful."

25.   Please reconcile the circumstances in which investors could seek redemption of their shares as disclosed in the first two paragraphs on page 70 and in the last paragraph on page 23. We also note the first paragraph after the paragraph numbered (6) on page 45 and the penultimate paragraph on page 46.

Executive Officer and Director Compensation, page 81

26.   Please tell us the source of the funds for the "deferred fees," and how those deferred fees would affect the number of shares that could be redeemed given your disclosed obligation to retain net tangible assets of no less than $5,000,001. Also, address in your risk factors any material conflict of interest created by deferred fees to be paid only upon completion of a business combination. File the agreements governing your payment of the fees.

Transfers of Founder Shares and Private Placement Warrants, page 88

27.   Given your exclusion of clause (g) from the last line of this section, it appears that your sponsor can distribute the warrants and remove the transfer restrictions. If so, please revise your disclosure regarding the transfer restrictions throughout your prospectus to highlight the ability to so remove the restrictions.

Warrants, page 94

28.   Please reconcile your statement in the first paragraph that you will not be obligated to deliver shares pursuant to exercise of a warrant unless a registration statement is effective with your disclosure on page 29 that you are required to permit holders to exercise

warrants on a cashless basis if "the shares issuable upon exercise of the warrants are not registered under the Securities Act." In this regard, if affiliates may exercise warrants when you are not permitting public stockholders to exercise, please clarify your risk factors accordingly.

29. We note your disclosure in the first paragraph on page 96 that only the public warrants have voting rights. Please tell us how you will ensure that other warrants, including the private placement warrants or the warrants issued upon conversion of loans mentioned on page 46, are excluded after they are transferred.

30. Please revise your disclosure to explain the purpose and effect of the "Black-Scholes Warrant Value" exercise price reduction mentioned on page 95.

Allocation of Purchase Price and Characterization of a Unit, page 102

31. We note your disclosure that "each holder of a unit must allocate the purchase price paid by such holder for such unit between the one ordinary share and the warrant based on the relative fair market value of each at the time of issuance." Please clarify how a holder will know the fair market value of the warrant at the time of issuance if the warrants do not trade separately from the units at that time.

U.S. Holders, page 102

32. Please clarify how a distribution of cash to your common stockholders could increase the number of shares of common stock that would be obtained upon exercise of a warrant as mentioned in the third paragraph on page 104.

Underwriting, page 107

33. Please provide more specific information regarding your past relationships with the underwriters mentioned in the second paragraph on page 109.

You may contact Michael Fay at (202) 551-3812 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Soares at (202) 551-3580 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Stuart Neuhauser, Esq.
   Ellenoff Grossman & Schole LLP